

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2018

Eric Duenwald
President, Chief Executive Officer and Principal Executive Officer
Synchrony Card Funding, LLC
777 Long Ridge Road
Stamford, Connecticut 06902

> **Re: Synchrony Card Funding, LLC**
> **Synchrony Card Issuance Trust**
> **Registration Statement on Form SF-3**
> **Filed May 4, 2018**
> **File Nos. 333-224689 and 333-224689-01**

Dear Mr. Duenwald:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form of Prospectus

General

1. Please confirm that you will file the finalized agreements, including the exhibits to these agreements, as an exhibit to the registration statement or under cover of Form 8-K and incorporated by reference into the registration statement no later than the date the final prospectus is required to be filed under Rule 424 of the Securities Act. Refer to Item 1100(f) of Regulation AB.

Offered Notes, page 2

2. We note your footnote 3 on page 3 states that "LIBOR may be replaced with another benchmark index for floating rate tranches." Please revise this statement to clarify that

you will disclose the specific index that will be used to determine interest payments if LIBOR is replaced. Refer to Item 1113(a)(3) of Regulation AB.

Risk Factors – Our review of the pool asset disclosure…, page 32

3. We note your statement here that the information required to be included in the prospectus relating to the receivables pursuant to Item 1111 of Regulation AB "is referred to in this prospectus as 'Rule 193 Information.'" However, you define the same information on page 125 of the prospectus as the "Asset Review Information." Please revise the prospectus as appropriate to clarify that the information discussed in each of these sections refers to the same information.

Review of Pool Asset Disclosure, page 125

4. We note that third parties will assist in the review of the assets. Please confirm that, if you or an underwriter obtain a due diligence report from a third-party provider, you, or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report you or the underwriter have obtained. See Section II.H.1 of the Nationally Recognized Statistical Rating Organizations Adopting Release (Release No. 34-72936).

Annexes I, II, III, IV and V

5. We note that, on page 182, Annex III is specifically incorporated into the prospectus. However, none of the other annexes are similarly incorporated into the prospectus. Please revise as appropriate to include language which indicates that each annex is specifically incorporated into the prospectus.

Part II – Information Not Required in Prospectus

Item 15. Undertakings, page II-2

6. Please revise to remove the undertaking under Item 512(i) of Regulation S-K as it does not apply to offerings of asset-backed securities on Form SF-3 relying on Securities Act Rule 430D. Refer to Section V.B.1(a)(3)(b) of the Asset-Backed Securities Disclosure and Registration Adopting Release (Release Nos. 333-9638; 34-72982).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Michelle Stasny at (202) 551-3674 or me at (202) 551-3262 with any questions.

Sincerely,

/s/ Arthur C. Sandel

Arthur C. Sandel
Special Counsel
Office of Structured Finance